April 7, 2025

Patrick O'Connell
Executive Vice President and Chief Financial Officer
AMC Networks Inc.
11 Penn Plaza
New York, NY 10001

       Re: AMC Networks Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2024
           File No. 001-35106
Dear Patrick O'Connell:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2024
Notes to Consolidated Financial Statements
Note 12. Leases, page F-33

1. We note your disclosure that most of your leases do not provide an implicit rate, so you use your incremental borrowing rate. Tell us how your determination of the discount rate for your leases complies with the guidance in ASC 842-20-30-3. That is, even though your operating leases do not provide an implicit rate, explain whether the rates implicit in any of your leases are readily determinable from information provided in the lease.
Note 20. Segment Information, page F-44

2.     You indicate that the chief operating decision maker (   CODM   ) uses
segment
       adjusted operating income (   AOI   ) as the measure of profit or loss
for your operating
       segments. We note you also present operating income for each reportable segment.
       Tell us whether the CODM receives operating income for each reportable segment and how it is used. If the CODM uses more than one measure of segment profit or
 April 7, 2025
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       loss, such as operating income and AOI, explain what consideration you gave to the guidance in ASC 280-10-50-28A, which indicates that at least one of the reported segment profit or loss measures shall be that which management believes is
       determined in accordance with the measurement principles most consistent with those used in measuring the corresponding amounts in the consolidated financial statements.
       In this regard, certain disclosures are required for each reported measure of a
       segment   s profit or loss. See ASC 280-10-50-28C.
3.     Please revise future filings to reconcile the total of the reportable
segments    amount
       for each measure of profit or loss to consolidated income before income taxes. Refer to ASC 280-10-50-30(b) and ASC 280-10-50-28C. In this regard, the reconciliation should include a single amount for the subtotal of the reportable
segments    measures
       of profit or loss with a reconciliation of that amount to consolidated income before income taxes. The segment note currently separates reconciling items among the reportable segments and Corporate / Inter-segment eliminations category and results in the presentation of an additional non-GAAP measure of consolidated adjusted operating income.
4.     Please tell us what consideration you gave to disclosing total assets for each
       reportable segment, along with a reconciliation of the total of the reportable segments
       assets to the Company   s total consolidated assets, or disclosing why
such information
       is not available. Refer to ASC 280-10-50-22, 50-26, 50-30, and 50-31.
        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Melissa Walsh at 202-551-3224 or Stephen Krikorian at 202-551-3488
with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Technology